AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2001
------------------------------------------------------------------------------

                                                         FILE NOS. 333-_____
                                                                   811-09327

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         PRE-EFFECTIVE AMENDMENT NO. __
                        POST-EFFECTIVE AMENDMENT NO. __

                                     AND/OR

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940

                               AMENDMENT NO. 5 /X/

                 ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                         ALLSTATE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               MICHAEL J. VELOTTA
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         ALLSTATE LIFE INSURANCE COMPANY
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847-402-2400
            (Name, Address and Telephone Number of Agent for Service)


                                   COPIES TO:

BRUCE A. TEICHNER, ESQUIRE                     ANTHONY POOLE, ESQUIRE
ALLSTATE LIFE INSURANCE COMPANY                ALFS, INC.
3100 SANDERS ROAD, SUITE J5B                   3100 SANDERS ROAD, SUITE J5B
NORTHBROOK, IL  60062                          NORTHBROOK, IL 60062

Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

This registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

ALLSTATE FINANCIAL PERSONAL RETIREMENT MANAGER

Allstate Life Insurance Company
P.O. Box 80469
Lincoln, NE 68501-0469
Telephone Number: 1-800-366-1411, ext. 17500   Prospectus dated October 1, 2001

--------------------------------------------------------------------------------
Allstate Life Insurance Company ("Allstate," "we" or "us") is offering the Allstate Financial Personal Retirement Manager, an individual flexible premium deferred variable annuity contract ("Contract"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 37 "investment alternatives." The investment alternatives include 3 fixed account options ("Fixed Account Options") and 34 variable sub-accounts ("Variable Sub-Accounts") of the Allstate Financial Advisors Separate Account I ("Variable Account"). Each Variable Sub-Account invests exclusively in shares of the portfolios ("Portfolios") of the following mutual funds ("Funds"):

                  AIM Variable Insurance Funds
                  Fidelity Variable Insurance Products Fund
                  Janus Aspen Series Lazard Retirement Series, Inc. LSA Variable Series Trust
                  MFS(R) Variable Insurance TrustSM
                  The Universal Institutional Funds, Inc.
                  OCC Accumulation Trust
                  Oppenheimer Variable Account Funds
                  PIMCO Variable Insurance Trust
                  Putnam Variable Trust
                  Rydex Variable Trust
                  Salomon Brothers Variable Series Funds
                  Van Kampen Life Investment Trust

Each Fund has multiple investment portfolios ("Portfolios"). Not all of the Funds or Portfolios, however, may be available with your Contract. You should check with your representative for further information on the availability of Funds or Portfolios. Your contract application will list all available Portfolios. If you elect the Income Protection Option, investment in certain of the Variable Sub-Accounts may be restricted or prohibited. See "Income Protection Option" on page [___].

We have filed a Statement of Additional Information, dated October 1, 2001, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page A-1 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.
--------------------------------------------------------------------------------

                   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

    IMPORTANT      THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
     NOTICES       HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL
                   INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE
                   CONTRACTS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED
                   BY SUCH INSTITUTIONS OR ANY FEDERAL REGULATORY AGENCY.
                   INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS,
                   INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT
                   FDIC INSURED.

TABLE OF CONTENTS
-------------------------------------------------------------------


                                                                            Page

----------------------------------------------------------------------------
Overview
----------------------------------------------------------------------------
   Important Terms
----------------------------------------------------------------------------
   The Contract At A Glance
----------------------------------------------------------------------------
   How the Contract Works
----------------------------------------------------------------------------
   Expense Table
----------------------------------------------------------------------------
   Financial Information
----------------------------------------------------------------------------
Contract Features
----------------------------------------------------------------------------
   The Contract
----------------------------------------------------------------------------
   Purchases
----------------------------------------------------------------------------
   Contract Value
----------------------------------------------------------------------------
   Investment Alternatives
----------------------------------------------------------------------------
      The Variable Sub-Accounts
----------------------------------------------------------------------------
      The Fixed Account Options
----------------------------------------------------------------------------
      Transfers
----------------------------------------------------------------------------
   Expenses
----------------------------------------------------------------------------
   Access To Your Money
----------------------------------------------------------------------------
   Income Payments
----------------------------------------------------------------------------
   Death Benefits
----------------------------------------------------------------------------
Other Information
----------------------------------------------------------------------------
   More Information:
----------------------------------------------------------------------------
      Allstate
----------------------------------------------------------------------------
      The Variable Account
----------------------------------------------------------------------------
      The Portfolios
----------------------------------------------------------------------------
      The Contract
----------------------------------------------------------------------------
      Qualified Plans
----------------------------------------------------------------------------
      Legal Matters
----------------------------------------------------------------------------
   Taxes
----------------------------------------------------------------------------
   Annual Reports and Other Documents
----------------------------------------------------------------------------
   Performance Information
----------------------------------------------------------------------------
Statement of Additional Information Table of Contents
----------------------------------------------------------------------------
Important Terms
----------------------------------------------------------------------------

This prospectus uses a number of important terms with which you may not be familiar. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlighted text.



                                                                            Page

--------------------------------------------------------------------------
   Accumulation Phase
--------------------------------------------------------------------------
   Accumulation Unit
--------------------------------------------------------------------------
   Accumulation Unit Value
--------------------------------------------------------------------------
   Allstate ("We" or "Us")
--------------------------------------------------------------------------
   Annuitant
--------------------------------------------------------------------------
   Automatic Additions Plan
--------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------
   Beneficiary
--------------------------------------------------------------------------
   Cancellation Period
--------------------------------------------------------------------------
   Contingent Beneficiary
--------------------------------------------------------------------------
   Contract
--------------------------------------------------------------------------
   Contract Owner ("You")
--------------------------------------------------------------------------
   Contract Value
--------------------------------------------------------------------------
   Contract Year
--------------------------------------------------------------------------
   Dollar Cost Averaging Program
--------------------------------------------------------------------------
   Due Proof of Death
--------------------------------------------------------------------------
   Fixed Account Options
--------------------------------------------------------------------------
   Free Withdrawal Amount
--------------------------------------------------------------------------
   Funds
--------------------------------------------------------------------------
   Guarantee Periods
--------------------------------------------------------------------------
   Guaranteed Maturity Fixed Account
--------------------------------------------------------------------------
   Income Plan
--------------------------------------------------------------------------
   Income Protection Option
--------------------------------------------------------------------------
   Investment Alternatives
--------------------------------------------------------------------------
   Issue Date
--------------------------------------------------------------------------
   Payout Phase
--------------------------------------------------------------------------
   Payout Start Date
--------------------------------------------------------------------------
   Portfolios
--------------------------------------------------------------------------
   Primary Beneficiary
--------------------------------------------------------------------------
   Qualified Contracts
--------------------------------------------------------------------------
   SEC
--------------------------------------------------------------------------
   Settlement Value
--------------------------------------------------------------------------
   Systematic Withdrawal Program
--------------------------------------------------------------------------
   Valuation Date
--------------------------------------------------------------------------
   Variable Account
--------------------------------------------------------------------------
   Variable Sub-Account
--------------------------------------------------------------------------

The Contract at a Glance
-------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.



Flexible Payments

                    You can purchase a Contract with as little as $5,000 ($2,000 for "Qualified Contracts," which are Contracts issued with a qualified plan). You can add to your Contract as often and as much as you like during the "Accumulation Phase," but each additional payment must be at least $100 ($50 for payments made through the "Automatic Additions Program" and $500 for Six-month and Twelve-month Dollar Cost Averaging Accounts). We reserve the right to accept a lesser initial purchase payment amount. We also reserve the right to increase the minimum amount of each additional purchase payment to up to $1,000. You must maintain a minimum account size of $1,000.


-------------------------------------------------------------------------------
Right To Cancel

                    You may cancel your Contract within 20 days of receipt or any longer period as your state may require ("Cancellation Period"). Upon cancellation, we will return your purchase payments adjusted, to the extent federal or state law permits, to reflect the investment experience of any amounts allocated to the Variable Account.

-------------------------------------------------------------------------------

Expenses

                    You will bear the following expenses:

                    - Total Variable Account annual fees equal to 1.50% of average daily net assets. If you select the Income Protection Option, we will deduct during the Payout Phase an additional amount of up to .75% (currently .30%) of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Option applies.

                    - Annual contract maintenance charge of $35 (waived in certain cases).

                    - Withdrawal charges ranging from 0% to 6% of the amount withdrawn (with certain exceptions).

                    - We reserve the right to impose a transfer fee equal to the greater of $25 or .50% of the amount transferred to each transfer after the 12th transfer in any Contract year. We also reserve the right to assess short-term trading fees in connection with transfers from a Variable Sub-Account that occur within a certain number of days following the date of allocation to the Variable Sub-Account.


                    -    State premium tax (if your state imposes one).

               Each Portfolio also pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.


-------------------------------------------------------------------------------
Investment Alternatives

               The Contract offers 37 investment alternatives, including:

               - 3 Fixed Account Options that credit interest at rates we guarantee.

               - 34 Variable Sub-Accounts investing in Portfolios offering professional money management by these investment advisers:

                           A I M Advisors, Inc.
                           Fidelity Management & Research Company
                           Janus Capital Corporation
                           Lazard Asset Management
                           LSA Asset Management LLC
                           MFS Investment Management(R)
                           Miller Anderson & Sherrerd, LLP
                           OpCap Advisors
                           OppenheimerFunds, Inc.
                           Pacific Investment Management Company
                           Putnam Investment Management, Inc.
                           Rydex Global Advisers
                           Salomon Brothers Asset Management
                           Van Kampen Asset Management Inc.


               To find out current rates being paid on the Fixed Account Options, or to find out how the Variable Sub-accounts have performed, please call us at 1-800-366-1411, extension 17500.


-------------------------------------------------------------------------------
Special  Services

                    For your convenience, we offer these special services:

                     -  Automatic Portfolio Rebalancing Program
                     -  Automatic Additions Program
                     -  Dollar Cost Averaging Program
                     -  Systematic Withdrawal Program
-------------------------------------------------------------------------------

Income Payments

                    You may select fixed income payments, variable income payments, or a combination of the two. You can receive your income payments in one of the following ways:

                    -    life income with guaranteed payments

                    - joint and survivor life income with guaranteed payments

                          - guaranteed number of payments and a withdrawal option

                          - life income with guaranteed payments and a withdrawal option

                    - joint and survivor life income with guaranteed payments and a withdrawal option


                          You may elect to add the Income Protection Option to one or more Income Plans. The Income Protection Option guarantees that your variable income payments will never be less than 85% of the initial variable income payment under such Income Plans. The Income Protection Option is only available if you select variable income payments, and is not available with the "guaranteed payments for a specified period" income plan. Other restrictions apply.


-------------------------------------------------------------------------------
Death Benefits

                    If you or the Annuitant (if the Contract is owned by a non-living person) die before the Payout Start Date, we will pay the death benefit described in the Contract.

-------------------------------------------------------------------------------
Transfers

               Before the Payout Start Date, you may transfer your Contract value ("Contract Value") among the investment alternatives, with certain restrictions. The minimum amount you may transfer is $100 or the amount remaining in the investment alternative, if less. You may transfer a maximum of 25% of the initial amount you allocate to any Guarantee Period during any year.

               We do not currently impose a fee upon transfers. However, we reserve the right to charge the greater of $25 or .50% of the amount transferred per transfer after the 12th transfer in each "Contract Year," which we measure from the date we issue your Contract or a Contract anniversary ("Contract Anniversary").


-------------------------------------------------------------------------------
Withdrawals

               You may withdraw some or all of your Contract Value at anytime during the Accumulation Phase and under limited circumstances during the Payout Phase. In general, you must withdraw at least $100 at a time during the Accumulation Phase and $500 at a time during the Payout Phase. A 10% federal tax penalty may apply if you make withdrawals before you are 59 1/2 years old. A withdrawal charge may also apply.

How the Contract Works
-------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the Contract Owner) save for retirement because you can invest in up to 37 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "Accumulation Phase" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "Issue Date") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in any of the three Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one or more of the income payment options (we call these "Income Plans") described on page ___. You receive income payments during what we call the "Payout Phase" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

 ISSUE           ACCUMULATION PHASE       PAYOUT START                 PAYOUT PHASE
 DATE                                        DATE

----------------------------------------------------------------------------------

You buy           You save for      You elect to receive      You can receive    And you can
a Contract        retirement        income payments or        income payments    receive
                                    receive a lump            for a set period   income
                                    sum payment                                  payments
                                                                                 for life



Other income payment options are also available.  See "Income Payments."

As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the Beneficiary, will exercise the rights and privileges provided by the Contract. See the "Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary(ies). See "Death Benefits."

Please call us at 1-800-366-1411, extension 17500, if you have any questions about how the Contract works.

Expense Table
-------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Portfolios.

Contract Owner Transaction Expenses
Withdrawal Charge (as a percentage of the amount withdrawn)*



Contract Year in which Withdrawals are made:

                                                   1   2   3   4   5   6   7+

-------------------------------------------------------------------------------
Applicable Charge:                                 6%  5%  4%  3%  2%  1%  0%
-------------------------------------------------------------------------------
Annual Contract Maintenance Charge                            $35.00**
-------------------------------------------------------------------------------
Transfer Fee                                      The greater of $25.00 or 0.50%
                                                  of the amount transferred***
-------------------------------------------------------------------------------

* Each Contract Year, you may withdraw up to the Free Withdrawal Amount offered under your Contract without incurring a withdrawal charge. The Free Withdrawal Amount does not apply during the Payout Phase of your Contract. See "Withdrawal Charges," for more information.

**   We will waive this charge in certain cases. See "Expenses."

*** We are currently waiving the transfer fee. We reserve the right to impose a transfer fee on the thirteenth and all additional transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing.


Variable Account Annual Expenses (as a percentage of average daily net asset value deducted from each Variable Sub-Account)

Basic Contract

Mortality and Expense Risk Charge            1.40%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.50%

With the Income Protection Option

Mortality and Expense Risk Charge            1.70%+
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.80%

   +The Income Protection Option charge is currently 0.30% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Option applies. The charge for the Income Protection Option applies only during the Payout Phase. Allstate reserves the right to raise the Income Protection Option charge to up to 0.75% (for a total mortality and expense risk charge of 2.15%. Once your Income Protection Option is in effect, however, Allstate may not change the fee that applies to your Contract.



PORTFOLIO ANNUAL EXPENSES [TO BE FILED BY SUBSEQUENT PRE-EFFECTIVE AMENDMENT]


Financial Information
-------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "Accumulation Unit". Each Variable Sub-Account has a separate value for its Accumulation Units which we call "Accumulation Unit Value." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus.

To obtain a fuller picture of each Variable Sub-Account's finances, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Allstate also appear in the Statement of Additional Information.


The Contract
-------------------------------------------------------------------

CONTRACT OWNER
The Allstate Financial Personal Retirement Manager is a contract between you, the Contract owner, and Allstate, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

-    the investment alternatives during the Accumulation and Payout Phases,

-    the amount and timing of your purchase payments and withdrawals,

-    the programs you want to use to invest or withdraw money,

-    the income payment plan(s) you want to use to receive retirement income,

- the Annuitant (either yourself or someone else) on whose life the income payments will be based,

- the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner or the annuitant dies, and

-    any other rights that the Contract provides.

If you die, any surviving Contract owner or, if none, the Beneficiary, may exercise the rights and privileges provided to them by the Contract.

The Contract may not be jointly owned by both a non-living person and a living person. On the date we receive the completed application the maximum age of the oldest Contract Owner and Annuitant may not exceed 85.

You may change the Contract owner at any time by written notice in a form satisfactory to us. After we accept the form, the change of ownership will be effective as of the date you signed the form. Until we receive your written notice to change the Contract owner, we are entitled to rely on the most recent ownership information in our files. Accordingly, if you wish to change the Contract owner, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change. A change of ownership may also result in taxes or tax penalties. You should consult your tax advisor before changing owners.

You can use the Contract with or without a qualified plan. A qualified plan is a personal retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued within a qualified plan. See "Qualified Plans" on page ___.



ANNUITANT
The Annuitant is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. You may change the Annuitant at any time prior to the Payout Start Date (only if the Contract owner is a living person). The grantor must be the Annuitant if the Owner is a grantor trust. The Annuitant must be the oldest grantor if the Owner is a co-grantor trust. Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may designate a joint Annuitant, who is a second person on whose life income payments depend. You may designate a joint Annuitant only on the Payout Start Date. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

         (i) the youngest Contract owner; otherwise

        (ii) the youngest Beneficiary.


BENEFICIARY
The Beneficiary is the person selected by the Contract owner to receive the death benefits or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the primary Beneficiary(ies), or if none surviving, the contingent Beneficiary(ies), will receive any guaranteed income payments scheduled to continue.

You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. A contingent Beneficiary is the person selected by the Contract owner who will become the Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract owner.

You may change or add Beneficiaries at any time by written notice in a form satisfactory to us unless you have designated an irrevocable Beneficiary. Once we receive a satisfactory written request for a change of Beneficiary, the change will be effective as of the date you signed the form. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving Beneficiaries or contingent Beneficiaries, the new Beneficiary will be:

- your spouse or, if he or she is no longer alive,

- your surviving children equally, or if you have no surviving children,

- your estate.

If one or more Beneficiaries survive you (or survives the Annuitant, if the Contract owner is not a living person), we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries. If one of the Beneficiaries dies before you, we will divide the death benefit among the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT
Only an Allstate officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. You should consult an attorney before trying to assign your contract.


Purchases
-------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $5,000 ($2,000 for a Qualified Contract). Additional purchase payments must be $100 or more. If you use the Automatic Additions Program, additional purchase payments must be $50 or more. However, additional purchase payments allocated directly to the Dollar Cost Averaging Fixed Account Options must be at least $500. We reserve the right to increase the minimum amount of additional purchase payments to an amount not to exceed $1,000. We reserve the right to limit the maximum amount of purchase payments we will accept to not less than $1,000,000, although we reserve the right to increase this amount. While you may make additional purchase payments at any time prior to the Payout Start Date, additional payments may be limited in some states. Please consult your representative for details about state limitations. We reserve the right to reject any application in our sole discretion.

AUTOMATIC ADDITIONS PROGRAM
You may make additional purchase payments of $50 or more per month by automatically transferring money from your bank account. The Automatic Additions Program is not available for making purchase payments into the 6 or 12 Month Dollar Cost Averaging Program. Please consult your representative for more detailed information.

ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate additional purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit additional purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We use the term "business day" to refer to each day, Monday through Friday, that the New York Stock Exchange is open for business. We also refer to these days as "Valuation Dates." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time (3 p.m. Central Time). If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL
You may cancel the Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or a longer period should your state require it. You may return it by delivering it or mailing it to us. If you exercise this "Right to Cancel," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you. If this Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

In states where we are required to refund purchase payments, we reserve the right during the Cancellation Period to invest any purchase payments you allocated to a Variable Sub-Account to the money market Variable Sub-Account available under the Contract. We will notify you if we do so. At the end of the Cancellation Period, we will allocate the amount in the money market Variable Sub-Account to the Variable Sub-Account or Variable Sub-Accounts you originally designated.


CONTRACT VALUE
-------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

- changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

- the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges, and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Income Protection Option.


You should refer to the prospectuses for the Portfolios that accompany this Prospectus for a description of how the assets of each Portfolio are valued, Since that determination directly bears on the Accumulation Unit Value of the Corresponding Variable Sub-Account and, therefore, your Contract Value.


INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
-------------------------------------------------------------------

You may allocate your purchase payments to up to 34 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

Fund                                   Portfolio Objective                            Investment Adviser
-------------------------------------- ---------------------------------------------- --------------------------------------

AIM VARIABLE INSURANCE FUNDS
AIM V.I. Dent Demographic Trends Fund  Long-term growth of capital                    A I M Advisors, Inc.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

Fidelity VIP Equity-Income Portfolio   Reasonable income                              Fidelity Management & Research
- Service Class 2                                                                     Company

Fidelity VIP Investment Grade Bond     As high a level of current income as is
Portfolio - Service Class 2            consistent with the preservation of capital

Fidelity VIP Overseas Portfolio -      Long-term growth of capital
Service Class 2

JANUS ASPEN SERIES

Janus Aspen Series Global Value        Long-term growth of capital                    Janus Capital Corporation
Portfolio: Service Shares

Janus Aspen Series Worldwide Growth    Long-term growth of capital
Portfolio: Service Class

LAZARD RETIREMENT SERIES, INC.

LAZARD Retirement Emerging Markets     Long-term capital appreciation                 Lazard Asset Management
Portfolio

LSA VARIABLE SERIES TRUST

LSA Aggressive Growth Fund             Long-term capital growth.                      LSA Asset Management LLC


LSA Balanced Fund                      A combination of growth of capital and
                                       investment income (growth of capital is
                                       the primary objective) investing in a
                                       mix of equity and debt.

LSA Basic Value Fund                   Long-term growth of capital.

LSA Blue Chip Fund                     Seeks to provide long-term
                                       capital growth. Current income is a
                                       secondary objective.

LSA Capital Appreciation Fund          Seeks to provide long-term capital growth.

LSA Disciplined Equity Fund            A consistently high total return.

LSA Diversified Mid Cap Fund (9)       Long-term growth of capital.

LSA Emerging Growth Equity Fund        Capital appreciation.

LSA Focused Equity Fund                Capital Appreciation.

LSA Growth Equity Fund                 Long-term growth of capital.

LSA Mid Cap Value Fund                 Long-term capital growth.

LSA Value Equity Fund                  Long-term growth of capital with
                                       current income as a secondary objective.

MFS(R)VARIABLE INSURANCE TRUSTSM

MFS New Discovery Series - Service     Capital appreciation                           MFS Investment Management(R)
Class

MFS Utilities Series - Service Class   Capital growth and current income

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

Morgan Stanley UIF High Yield          Above-average total return over a market       Miller Anderson & Sherrerd, LLP
Portfolio                              cycle of three to five years.

OCC ACCUMULATION TRUST

OCC Science and Technology Portfolio   Capital appreciation                           OpCap Advisors

OCC Small Cap Portfolio                Capital appreciation

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer International Growth       Capital appreciation                           OppenheimerFunds, Inc.
Fund/VA - Service Class

Oppenheimer Main Street Small Cap      Capital appreciation
Fund/VA - Service Class

PIMCO VARIABLE INSURANCE TRUST

PIMCO Foreign Bond Portfolio           To maximize total return, consistent with      Pacific Investment Management Company
                                       preservation of capital and prudent
                                       investment management

PIMCO Money Market Portfolio           To obtain maximum current income consistent
                                       with preservation of capital and daily
                                       liquidity.

PIMCO Total Return Bond Portfolio      To maximize total return, consistent with
                                       preservation of capital and prudent
                                       investment management.

PUTNAM VARIABLE TRUST

Putnam High Yield Fund - Class IB      High current income.  Capital growth is a      Putnam Investment Management, Inc.
                                       secondary objective when consistent with
                                       high current income.

Putnam International Growth and        Capital growth.  Current income is a
Income Fund - Class IB                 secondary objective.

RYDEX VARIABLE TRUST

Rydex OTC Fund                         Investment results that correspond             Rydex Global Advisers
                                       to a benchmark for over-the-counter
                                       securities.

SALOMON BROTHERS VARIABLE SERIES FUNDS

Salomon Brothers Variable Capital      Capital appreciation                           Salomon Brothers Asset Management
Fund

VAN KAMPEN LIFE INVESTMENT TRUST

Van Kampen LIT Growth & Income         Long-term growth of capital and income         Van Kampen Asset Management Inc.
Portfolio, Class II


Amounts you allocate to Variable Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Variable Sub-Accounts invest. You bear the investment risk that the Portfolios might not meet their investment objectives. Shares of the Portfolios are not deposits, or obligations of, or guaranteed or endorsed by any bank and are not insured by the federal deposit insurance corporation, the Federal Reserve Board or any other agency.

Variable insurance trust portfolios may not be managed by the same portfolio managers who manage retail mutual funds with similar names. These portfolios are likely to differ from retail funds in assets, cash flow, and tax matters. Accordingly, the holdings and investment results of a portfolio can be expected to be higher or lower than the investment results of retail mutual funds.


INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
-------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account. You may choose from among 3 Fixed Account Options, including 2 Dollar Cost Averaging Options and the Standard Fixed Account Option. We may offer additional Fixed Account options in the future. We will credit a minimum effective annual interest rate of 3% to money you allocate to any of the Fixed Account Options. The Fixed Account Options may not be available in all states. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general account assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS
The Dollar Cost Averaging Fixed Account Options are two of the investment alternatives that you can use to establish a Dollar Cost Averaging Program. These options allow you to allocate purchase payments to the Dollar Cost Averaging Fixed Account either for up to 6 months (the "Six Month Dollar Cost Averaging Fixed Account Option") or for up to 12 months (the "Twelve Month Dollar Cost Averaging Fixed Account Option"). Each purchase payment allocated to a Dollar Cost Averaging Fixed Account Option must be at least $500. Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Standard Fixed Account Option described below. For additional information about our Dollar Cost Averaging Program, see Investment
Alternatives: Transfers, Dollar Cost Averaging Program, below.

You may not transfer money from other investment alternatives to either the Six or Twelve Month Dollar Cost Averaging Fixed Account Options. You may not use the Automatic Additions Program to make purchase payments into the Six or Twelve Month Dollar Cost Averaging Fixed Account Options. Transfers out of the Six or Twelve Month Dollar Cost Averaging Fixed Account Options do not count towards the 12 transfers you may make without paying a transfer fee.

The Six or Twelve Month Dollar Cost Averaging Options may not be available in your state. Please check with your representative for availability.


STANDARD FIXED ACCOUNT OPTION
Each purchase payment or transfer allocated to the Standard Fixed Account Option earns interest at the current rate in effect at the time of allocation. We guarantee that rate for a period of years we call Guarantee Periods. We are currently offering Guarantee Periods of 1 year in length. In the future, we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods. You select a Guarantee Period for each purchase or transfer. After the initial Guarantee Period, we will guarantee a one year renewal rate.

We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation.

INVESTMENT RISK
We bear the investment risk for all amounts allocated to the Fixed Account Options. That is because we guarantee the current interest rates, and renewal interest rates with respect to the Fixed Account Option, we credit to the amounts you allocate to any of these Options. The effective annualized interest rate will never be less than 3% for any Fixed Account Option. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Fixed Account Options. For current interest rate information, please contact your representative or our customer support unit at 1-800-366-1411, extension 17500.

DOLLAR COST AVERAGING PROGRAM

By using our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount every month from any Variable Sub-Account to any of the other Variable Sub-Accounts. The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. Participation in this program does not, however, assure you of a greater profit from your purchases under the program nor will it prevent or necessarily reduce losses in a declining market.

We will not charge a transfer fee for transfers made under this Program, nor will such transfer count against the 12 transfers you can make each Contract Year without paying a transfer fee (currently waived). You may not use the Dollar Cost Averaging Program to transfer amounts to the Guarantee Periods of the Standard Fixed Account. This program is available only during the Accumulation Phase.

SIX-MONTH DOLLAR COST AVERAGING FIXED ACCOUNT
You may establish a Six-Month Dollar Cost Averaging Program by allocating purchase payments to the Six Month Dollar Cost Averaging Fixed Account Option ("Six-Month DCA Fixed Account Option"). Money in the Six-Month Dollar Cost Averaging Fixed Account Option will earn interest at the effective annual rate in effect at the time of allocation to the Six-Month DCA Fixed Account Option. We will follow your allocation instructions to transfer amounts monthly from the Six-Month DCA Fixed Account Option. Each purchase payment you allocate to the Six-Month DCA Fixed Account Option must be at least $500.

For each purchase payment, the first transfer from the Six-Month DCA Fixed Account Option must occur within one month of the date of payment. If we do not receive allocation instructions from you when your payment is received, each monthly installment plus attributed earned interest will be transferred to the money market Variable Sub-Account in substantially equal monthly installments using the longest Dollar Cost Averaging transfer period being offered at the time the purchase payment is made, until we have received allocation instructions.

Each purchase payment and attributed earned interest must be transferred out of this option by means of dollar cost averaging within 6 months. At the end of the transfer period, any nominal amounts remaining in the Six-Month DCA Fixed Account Option will be automatically allocated to the money market Variable Sub-Account. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this option to the money market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Six-Month Dollar Cost Averaging Fixed Account.

We bear the investment risk for all amounts allocated to the Six-Month DCA Fixed Account Option. That is because we guarantee the current interest rates we credit to the amounts you allocate to this option, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Six-Month DCA Fixed Account Option. For current interest rate information, please contact your representative or Allstate customer service at 1-800-366-1411, extension 17500.


TWELVE-MONTH DOLLAR COST AVERAGING FIXED ACCOUNT
You may establish a Twelve-Month Dollar Cost Averaging Program by allocating purchase payments to the Twelve-Month Dollar Cost Averaging Fixed Account Option ("Twelve-Month DCA Fixed Account Option"). Money in the Twelve-Month DCA Fixed Account Option will earn interest at the effective annual rate in effect at the time of allocation to the Twelve-Month DCA Fixed Account Option. We will follow your allocation instructions to transfer amounts monthly from the Twelve-Month DCA Fixed Account Option. Each purchase payment allocated to the Twelve-Month DCA Fixed Account Option must be at least $500.

For each purchase payment, the first transfer from the Twelve-Month DCA Fixed Account Option must occur within one month of the date of payment. If we do not receive allocation instructions from you when your payment is received, each monthly installment plus attributed earned interest will be transferred to the money market Variable Sub-Account in substantially equal monthly installments using the longest Dollar Cost Averaging transfer period being offered at the time the purchase payment is made, until we have received allocation instructions.

Each purchase payment and attributed earned interest must be transferred out of this option by means of dollar cost averaging within 12 months. At the end of the transfer period, any nominal amounts remaining in the Twelve-Month DCA Fixed Account Option will be automatically allocated to the money market Variable Sub-Account. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this option to the money market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Twelve-Month Dollar Cost Averaging Fixed Account Option.

We bear the investment risk for all amounts allocated to the Twelve Month DCA Fixed Account Option. That is because we guarantee the current interest rates we credit to the amounts you allocate to this options, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Twelve-Month DCA Fixed Account Option. For current interest rate information, please contact your representative or Allstate customer service at 1-800-366-1411, extension 17500.


Investment Alternatives: Transfers
-------------------------------------------------------------------

TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer any portion of your Contract Value among the investment alternatives. You may not transfer any portion of your Contract Value to any Dollar Cost Averaging Fixed Account Options. You may request transfers in writing or by telephone according to the procedure described below.

You may make 12 transfers per Contract year without charge. We reserve the right to impose a transfer fee equal to the greater of $25.00 or 0.50% of the amount transferred to each transfer after the 12th transfer in a Contract Year.

The minimum amount that you may transfer into any Guarantee Period of the Standard Fixed Account is $100. You may transfer a maximum of 25% of the initial amount allocated to any Guarantee Period of the Standard Fixed Account from that guarantee period in any given year. We measure a year from the date a Guarantee Period is established. Interest earned may, however, be transferred without limitation.

We will process transfer requests that we receive before 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 3:00 p.m. Central Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year within each Income Plan. You may not convert any portion of your fixed income payments into variable income payments. After the Payout Start Date, you may make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments if you did not select the Income Protection Option.

TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-366-1411, extension 17500. The cut-off time for telephone transfer requests is 3:00 p.m. Central time. In the event that the New York Stock Exchange closes early, i.e., before 3:00 p.m. Central Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

EXCESSIVE TRADING LIMITS

We reserve the right to limit transfers among the Variable Sub-Accounts in any Contract Year, or to refuse any Variable Sub-Account transfer request, if:

     o we believe, in our sole discretion, that excessive trading by or on behalf of such Contract owner or owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Portfolios or would be to the disadvantage of other Contract owners; or

     o we are informed by one or more of the corresponding Portfolios that they intend to restrict the purchase or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or groups of transfers would have a detrimental effect on the prices of Portfolio shares.

All transfers involving the purchase or redemption of mutual funds shares by the Variable Account may be subject to restrictions or requirements imposed by the underlying Portfolios. Such restrictions or requirements may include the assessment of short-term trading fees in connection with transfers from a Variable Sub-Account that occur within a certain number of days following the date of allocation to the Variable Sub-Account. Such fees may vary by Sub-Account, but will only apply to those Sub-Accounts corresponding to underlying Portfolios that explicitly require the assessment of such fees.

We may apply these excessive trading limit restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.


AUTOMATIC PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account monthly, quarterly, semi-annually, or annually, depending on your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

     Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Fidelity VIP Investment Grade Bond Portfolio - Service Class 2 Sub-Account and 60% to be in the LSA Growth Equity Fund Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fidelity VIP Investment Grade Bond Portfolio - Service Class 2 Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Fidelity VIP Investment Grade Bond Portfolio - Service Class 2 Variable Sub-Account and use the sales proceeds to buy more units in the LSA Growth Equity Portfolio Variable Sub-Account so that the percentage allocations would again be 40% and 60%, respectively.

The Automatic Portfolio Rebalancing Program is available during both the Accumulation and Payout Phases of the Contract. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee during a Contract year, and are not otherwise subject to a transfer fee. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.


Expenses
-------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge proportionately from the Variable Sub-Accounts. We will also deduct this charge if you withdraw your entire Contract Value on any date other than the Contract Anniversary, unless your Contract qualifies for a waiver as described below. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We may not increase the charge. However, we will waive this charge if, as of the Contract Anniversary or upon full surrender:

- your Contract Value equals $50,000 or more, or

- all money is allocated to the Fixed Account Options.

After the Payout Start Date, we will waive the charge if the Contract Value is $50,000 or more on the Payout Start Date, or if all payments are Fixed Amount Income Payments. After the Payout Start Date, the annual contract maintenance charge will be deducted in equal parts from each income payment. If you have selected more than one Income Plan, the charge will be deducted from the payments under the Income Plan having the life contingent option with the greatest number of remaining guaranteed payments. If a life contingent option is not in effect, the charge will be deducted from the Income Plan with the greatest number of remaining guaranteed payments.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 1.40% of the average daily net assets you have invested in the Variable Sub-Accounts. The mortality and expense risk charge is for the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss.

We guarantee that we will not raise the mortality and expense risk charge. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.


If you select the Income Protection Option, we will deduct during the Payout Phase an additional 0.30% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Option applies. The charge for the Income Protection Option applies only during the Payout Phase.

Allstate reserves the right to raise the Income Protection Option charge to up to 0.75%. However, once your option is in effect, Allstate may not change the fee that applies to your Contract. We charge an additional amount for the Income Protection Option to compensate us for the additional risk that we accept by providing the Option.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We guarantee that we will not raise this charge.

TRANSFER FEE
We reserve the right to impose a fee upon transfers in excess of 12 during any Contract Year. If we impose a transfer fee, the fee will be the greater of $25.00 or 0.50% of the dollar amount transferred. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.


WITHDRAWAL CHARGE We may assess a withdrawal charge of up to 6% of the amount you withdraw. The charge declines to 0% over a 6 year period that begins on the day we receive your first purchase payment. A schedule showing how the charge declines is shown on page __. You can withdraw up to the Free Withdrawal Amount each Contract Year during the Accumulation Phase without paying the withdrawal charge. The Free Withdrawal Amount is the greater of 10% of your purchase payments or 10% of your Contract Value as of the beginning of the Contract Year. Unused portions of the Free Withdrawal Amount may not be carried forward to future Contract Years. We will deduct withdrawal charges, if applicable, from any portion of the amount withdrawn that exceeds the Free Withdrawal Amount. Please see the "Withdrawals During the Payout Phase" section, below, for additional information about withdrawals made during the Payout Phase of your Contract.

For federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

- withdrawals taken to satisfy IRS minimum distribution rules for the Contract; or

-    withdrawals that qualify for one of the waivers as described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

CONFINEMENT WAIVER. We will waive the withdrawal charge on all withdrawals taken under your Contract if the following conditions are satisfied:

1. you or the Annuitant, if the Contract owner is not a living person, are confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date;

2. you request the withdrawal and provide written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital; and

3. a physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

You may not claim this benefit if you, the Annuitant, or a member of your or the Annuitant's immediate family, is the physician prescribing your or the Annuitant's stay in a long term care facility.

TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge on all withdrawals taken under your Contract if:

1. you or the Annuitant (if the Contract owner is not a living person) are first diagnosed with a terminal illness (as defined in the Contract) at least 30 days after the Issue Date; and

2. you claim this benefit and deliver adequate proof of diagnosis to us.

UNEMPLOYMENT WAIVER. We will waive the withdrawal charge on one partial or a full withdrawal taken prior to the Payout Start Date under your Contract if you meet the following requirements:

1. you or the Annuitant, if the Contract owner is not a living person, become unemployed at least one year after the Issue Date;

2. you or the Annuitant, if the Contract owner is not a living person, receive unemployment compensation (as defined in the Contract) for at least 30 days as a result of that unemployment; and

3. you or the Annuitant, if the Contract owner is not a living person, claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.

Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay our withdrawal charge because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.


PREMIUM TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs, including payment upon death. We may, at some point in the future, discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract owner's value in the investment alternative bears to the total Contract Value.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Portfolios. For a summary of current estimates of those charges and expenses, see page ___. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with the administrative services we provide to the Portfolios.


ACCESS TO YOUR MONEY
-------------------------------------------------------------------

You may withdraw some or all of your Contract Value at any time prior to the Payout Start Date. After the Payout Start Date, you may also make withdrawals if you have selected Income Plans 3, 4 or 5 (see Withdrawals During the Payout Phase, below).

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office less any withdrawal charges, contract maintenance charges, income tax withholding, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You may withdraw money from the Variable Account or the Fixed Account Options. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is specified, we will deduct your withdrawal pro-rata from the Variable Sub-Accounts according to the value of your investments therein.

In general, you must withdraw at least $100 at a time during the Accumulation Phase and $500 at a time during the Payout Phase. However, if you use the Systematic Withdrawal Program, the minimum amount you may withdraw is $50. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

If you request a total withdrawal, we may require you to return your Contract to us.

POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months (or such shorter period if required by law). If we delay payment for 30 days or more, we will pay interest as required by law.

SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and applicable taxes.

Income Payments
-------------------------------------------------------------------

PAYOUT START DATE
The Payout Start Date is the date the Contract Value, less any applicable taxes, is applied to one or more Income Plans. The Payout Start Date must be:

- at least 30 days after the Issue Date; and

- no later than the day the Annuitant reaches age 90, or the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS
An Income Plan is a series of scheduled payments to you or someone you designate. You may choose more than one Income Plan. If you choose more than one Income Plan, you must specify what proportions of your Contract Value, less any applicable taxes, should be allocated to each such Income Plan. For tax reporting purposes, your cost basis and any gain on the Contract will be allocated proportionately to each Income Plan you select based on the proportion of your Contract Value applied to each such Income Plan. We reserve the right to limit the number of Income Plans that you may select. If you choose to add the Income Protection Option, certain restrictions may apply as described under Income Protection Option below.

You may change your choice of Income Plan(s) until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years.

Five Income Plans are available under the Contract. Each is available to provide:

- fixed income payments;

- variable income payments; or

- a combination of the two.

The five Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we will make periodic income payments for as long as the Annuitant lives. If the Annuitant dies before the selected number of guaranteed payments have been made, we will continue to pay the remainder of the guaranteed payments as required by the Contract. You may elect to receive guaranteed payments for periods up to 360 months. If the Annuitant is older than age 90 as of the Payout Start Date, the guaranteed payments may range from 60 to 360 months.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we will make periodic income payments for as long as either the Annuitant or joint Annuitant, named at the time of Income Plan selection, lives. If both the Annuitant and the joint Annuitant die before the selected number of guaranteed payments have been made, we will continue to pay the remainder of the guaranteed payments as required by the Contract. You may elect to receive guaranteed payments for periods up to 360 months. If either the Annuitant or the joint Annuitant is older than age 90 as of the Payout Start Date, the guaranteed payments may range from 60 to 360 months.

INCOME PLAN 3 -- GUARANTEED NUMBER OF PAYMENTS AND A WITHDRAWAL OPTION. Under this plan, we will make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. The shortest number of months guaranteed is 60 (120 if the Payout Start Date occurs prior to the third Contract Anniversary). The longest number of months guaranteed is 360 or the number of months between the Payout Start Date and the date that the Annuitant reaches age 100, if greater. In no event may the number of months guaranteed exceed 600. This plan offers a withdrawal option as defined under Withdrawals During the Payout Phase.

INCOME PLAN 4 -- LIFE INCOME WITH GUARANTEED PAYMENTS AND A WITHDRAWAL OPTION. Under this plan, we will make payments for as long as the Annuitant lives. The initial number of payments guaranteed will be based on the life expectancy of the Annuitant as determined in accordance with guidelines published by the Internal Revenue Service. If the Annuitant dies before all guaranteed payments (adjusted by any prior withdrawals) have been made, we will continue to pay the remainder of the guaranteed payments as required by the Contract. This plan offers a withdrawal option as defined under Withdrawals During the Payout Phase.

INCOME PLAN 5 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS AND A WITHDRAWAL OPTION. We will make payments for as long as either the Annuitant or joint Annuitant, named at the time of Income Plan selection, lives. The initial number of payments guaranteed will be based on the life expectancy of the joint Annuitants as determined in accordance with guidelines published by the Internal Revenue Service. If both the Annuitant and the joint Annuitant die before all guaranteed payments (adjusted by any prior withdrawals) have been made, we will continue to pay the remainder of the guaranteed payments as required by the Contract. This plan offers a withdrawal as option defined under Withdrawals During the Payout Phase.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plans 1, 2, 4 and/or 5, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under Income Plans 1 and 2, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

We reserve the right to make other Income Plans available in the future.

If, prior to the Payout Start Date, you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan(s) on the Payout Start Date. If the amount available to apply under your Income Plan(s) is less than $2,000, or is not enough to provide an initial payment of at least $20, and state law permits, we may:

- pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen; or

-    reduce the frequency of your payments so that each payment will be at least
     $20.


WITHDRAWALS DURING THE PAYOUT PHASE
During the Payout Phase, you may only make withdrawals from Income Plan 3 and the guaranteed payment annuity portion of Income Plans 4 & 5 ("guaranteed payment plans"). You may terminate all or part of these income payments at any time and receive a lump sum equal to their present value as of the close of the Valuation Date (see Valuation Date above) on which we receive your request. Your "withdrawal value" refers to the lump sum amount you would receive if you elected to terminate all of your eligible income payments, excluding withdrawal charges, if any. To determine the present value of any remaining guaranteed variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we used to compute your initial variable income payments. To determine the present value of any remaining guaranteed fixed income payments being withdrawn, we discount each payment using our currently applicable interest rates. A withdrawal charge may apply. You may not make any withdrawals after the Payout Start Date on the life annuity portion of Income Plans 4 and 5.

Under Income Plan 3, on the date you withdraw all or a part of your withdrawal value, we reduce the withdrawal value by the amount of the withdrawal. We reduce the remaining income payments so the value of the reduced income payments, plus the amount of the withdrawal, equals the value of the income payments just prior to the withdrawal.

Under Income Plan 4 or 5, on the date you withdraw all or a part of your withdrawal value, we reduce the withdrawal value by the amount of the withdrawal. We reduce the remaining income payments and the guaranteed number of payments so that the value of the reduced income payments, plus the amount of the withdrawal, equals the value of the income payments just prior to the withdrawal. We base the equivalent value on the assumed investment rate you previously selected, in the case of variable payments, or the applicable current interest rate, in the case of fixed payments, and the industry mortality tables or modified industry mortality tables we select.

The income payments we use in recalculating the guaranteed payment period and the remaining income payments exclude, if you have selected the Income Protection Option, amounts attributable to these income payments, if any, from the Income Protection Option. After a withdrawal, the Income Protection Option will continue to apply to your remaining income payments, but will be adjusted.

General Payout Withdrawal Provisions
Each withdrawal during the Payout Phase you make must be at least $500. If, after any withdrawal, the value of your remaining income payments does not provide a payment of at least $20, we reserve the right to terminate your Contract. If we terminate your Contract in this manner, we will pay you the present value of your remaining income payments in a lump sum. We will also terminate your Contract if you withdraw the entire value of the remaining income payments.

You must specify the Investment Alternatives(s) from which you wish to make a Payout Withdrawal. If none is specified, we will deduct your withdrawal pro-rata from the Variable Sub-Accounts according to the value of your investments therein.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience; and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) the Annuitant could live longer or shorter than we expect based on the mortality tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. Currently, you may choose either a 5% or 3% assumed investment rate per year. If you select the Income Protection Option, however, the assumed investment rate must be 3%. Currently, if you do not choose an assumed investment rate, we will automatically apply the 3% assumed investment rate. We reserve the right to offer other assumed investment rates.

If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. With a higher assumed investment rate, your initial income payment will be larger than with a lower assumed investment rate. While income payments continue to be made, however, this disparity will become smaller and, if the payments have continued long enough, each payment will be smaller than if you had initially chosen a lower assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. applying the applicable portion of the Contract Value, less any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or any shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


INCOME PROTECTION OPTION
If you have selected variable amount income payments, you may elect to add the income protection option ("Income Protection Option") to Income Plans 1, 2, 4 and/or 5. You may add the income protection option to one or more Income Plans. If you elect the Income Protection Option, we guarantee that your variable income payments under each Income Plan to which the Option applies will never be less than 85% of the initial variable income payment under such Income Plans. You may only select the Income Protection Option on or prior to the Payout Start Date. Also, you may only select this Option if the oldest Annuitant is age 75 or younger as of the Payout Start Date.

In order to ensure that we achieve adequate investment diversification ("Income Protection Diversification Requirement"), we reserve the right, in our sole discretion, to impose Variable Sub-Account investment limitations. Currently, to achieve our Income Protection Diversification Requirement, we have divided the 34 Variable Sub-Accounts into three separate categories: "unrestricted," "restricted" and "excluded." Currently, we require that you allocate between 30% to 100% of your variable income payments to the unrestricted Variable Sub-Accounts in any manner you choose. You may allocate up to 70% of your variable income payments to the restricted Variable Sub-Accounts. However, you may not allocate more than 20% of your variable income payments to any one of the restricted Variable Sub-Accounts. You may not allocate any portion of your variable income payments to the excluded Variable Sub-Accounts.

In the following table, we list our current Income Protection Diversification
Requirement:

Unrestricted Variable Sub-Accounts (there is no limit on the variable income payments that you may invest in any one or more of the following Variable Sub-Accounts):*

Fidelity VIP Investment Grade Bond - Service Class 2
PIMCO Foreign Bond
PIMCO Money Market
PIMCO Total Return Bond

* Currently, we require that you allocate at least 30% of your variable income payments to this category.

Restricted Variable Sub-Accounts (you may invest up to 70% of your variable income payments in the following Variable Sub-Accounts):+

Fidelity VIP Equity-Income - Service Class 2
Fidelity VIP Overseas - Service Class 2
Janus Aspen Series Worldwide Growth: Service Shares
Janus Aspen Series Global Value: Service Shares
LSA Balanced
LSA Basic Value
LSA Blue Chip
LSA Capital Appreciation
LSA Disciplined Equity
LSA Diversified Mid Cap
LSA Focused Equity
LSA Growth Equity
LSA Mid Cap Value
LSA Value Equity MFS Utilities - Service Class
Morgan Stanley UIF High Yield
OCC Small Cap
Oppenheimer International Growth VA - Service Class
Oppenheimer Main Street Small Cap VA - Service Class
Putnam High Yield - Class IB
Putnam International Growth and Income - Class IB
Salomon Brothers Variable Capital
Van Kampen LIT Growth & Income, Class II

+ Currently, you may not invest more than 20% of your variable income payments in any one of the restricted Variable Sub-Accounts.

Excluded Variable Sub-Accounts (we do not currently permit investment in any of the following Variable Sub-Accounts):

AIM V.I. Dent Demographic Trends
Lazard Retirement Emerging Markets
LSA Aggressive Growth
LSA Emerging Growth Equity
MFS New Discovery - Service Class
OCC Science and Technology
Rydex OTC

You must use quarterly Automatic Portfolio Rebalancing to meet our Income Protection Diversification Requirement. On the date of each rebalancing, we will reallocate your variable income payments according to the rebalancing percentages you have selected, subject to the then current restrictions and exclusions in effect. We expect that the restrictions and exclusions for each category will change from time to time. Any change in the restrictions and exclusions will become effective no later than the regularly scheduled rebalancing of your Variable Sub-Account choices on or immediately after the date of change.

The Income Protection Diversification Requirement is based on a model. We may use a model developed and maintained by us or we may elect to use a model developed or provided by an independent third party.

We may determine which Sub-Accounts are eligible for each category or we may elect to follow the recommendations of an independent third party. We may at any time make new determinations as to which Sub-Accounts are unrestricted, restricted or excluded. We may do so for a variety of reasons including, but not limited to, a change in the investment objectives or policies of a Portfolio, or failure, in our sole determination, of such Portfolio to invest in accordance with its stated investment objective or policies.

We will notify you at least 30 days before we make any change to our Income Protection Diversification Requirement.

Transfers you make that are not required to meet the Income Protection Diversification Requirement will count towards the number of free transfers you may make each Contract Year.

After the Payout Start Date, if you make any withdrawals, the amount guaranteed under the Income Protection Option is equal to (a) multiplied by (b) and the result divided by (c) where:

(a) = the value of the variable income payment immediately preceding the withdrawal;

(b) = the value of the variable income payment (without regard to the Income Protection Option) immediately following the withdrawal; and

(c) = the value of the variable income payment (without regard to the Income Protection Option) immediately preceding the withdrawal.

If you select the Income Protection Option, there are several other restrictions that apply to your Contract. Once selected, you may not delete or remove the Income Protection Option from any Income Plan(s). If you select Income Plans 1 or 2, you must choose to receive guaranteed income payments for at least 120 months, unless the Internal Revenue Service requires a different time period. You may not convert any of your variable income payments into fixed income payments. In determining the variable amount income payments, the assumed investment rate selected must be 3%.

Appendix [A] contains an example of how we calculate the Income Protection Option and the impact of Payout Withdrawals. [to be included with the next pre-effective amendment]

CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.


DEATH BENEFITS
-------------------------------------------------------------------

We will pay a death benefit prior to the Payout Start Date on:

1. the death of any Contract owner or,

2. the death of the Annuitant, if the Contract is owned by a non-living person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract owner.

A claim for a distribution on death must include Due Proof of Death. We will accept the following documentation as "Due Proof of Death":

- a certified copy of a death certificate,

- a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

- any other proof acceptable to us.

DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greater of:

1. the sum of all purchase payments reduced by a withdrawal adjustment, as defined below; or

2. the Contract Value as of the date we determine the death benefit.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c), where:

     (a)  = is the withdrawal amount;

     (b)  = is the Contract Value immediately prior to the withdrawal; and

     (c) = is the sum of all purchase payments adjusted for any prior withdrawals.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3 p.m. Central time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


DEATH BENEFIT PAYMENTS

If the new Contract owner is a living person, the new Contract owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

o    the life of the new Contract owner; or

o for a guaranteed number of payments from 60 to 360 months, but not to exceed the life expectancy of the (new) Contract owner;

o the life of the new Contract owner with a guaranteed number of payments from 60 to 360 months, but not to exceed the life expectancy of the new Contract owner.

Options 1 and 2 above are only available if the new Contract owner elects one of these options within 180 days of the date of death. Otherwise, the new Contract owner will receive the Settlement Value. The Settlement Value paid will be the Settlement Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future. In any event, the entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the sole new Contract owner is your spouse, then he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. If the spouse does not elect Options 1 or 2 above, the Contract will continue in the Accumulation Phase as if the death had not occurred. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date, if we receive Due Proof of Death after 3 p.m. Central Time). Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit amount over the Contract Value will be allocated to the Variable Sub-Accounts. This excess will be allocated in proportion to your Contract Value in those Variable Sub-Accounts on the Valuation Date that we receive Due Proof of Death, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the money market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

--  Transfer all or a portion of the excess among the Variable Sub-Accounts;

-- Transfer all or a portion of the excess into the Standard Fixed Account Option and begin a new Guarantee Period; or

-- Transfer all or a portion of the excess into a combination of Variable Sub-Accounts or the Standard Fixed Account Option.

Any such transfer does not count as one of the free transfer allowed each Contract Year and is subject to any minimum allocation amount specified in your contract.

The Contract may only be continued once. If the Contract is continued in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge.

If the new Contract owner is a corporation, trust, or other non-living person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.

DEATH OF ANNUITANT

If any Annuitant who is not also the Contract owner dies prior to the Payout Start Date, the Contract owner must elect one of the applicable options described below.

If the Contract owner is a living person, then the Contract will continue with a new Annuitant as described on page ___.

If the Contract owner is a non-living person, the non-living Contract owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-living Contract owner does not make one of the above described elections, the Settlement Value must be withdrawn by the non-living Contract owner on or before the mandatory distribution date 5 years after the Annuitant's death.

We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.


MORE INFORMATION
-------------------------------------------------------------------

ALLSTATE
Allstate is the issuer of the Contract. Allstate is an Illinois stock life insurance company organized in 1957. "Allstate Financial" is the marketing name used by Allstate to refer to the company and its affiliates and subsidiaries.

Allstate is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior), Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

VARIABLE ACCOUNT
Allstate established the Allstate Financial Advisors Separate Account I in 1999. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Illinois law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate.

The Variable Account currently consists of multiple Variable Sub-Accounts. Each Variable Sub-Account offered under this Contract invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors/trustess of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors/trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT

DISTRIBUTION. ALFS, Inc.("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate. ALFS is a broker-dealer registered under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc.

We will pay commissions to broker-dealers who sell the contracts. Commissions paid may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 8.5% of all purchase payments. These commissions are intended to cover distribution expenses. Sometimes, we also pay the broker-dealer a persistency bonus in addition to the standard commissions. A persistency bonus is not expected to exceed 1.00%, on an annual basis, of the Contract Values considered in connection with the bonus. Allstate does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Contract owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

- issuance of the Contracts;

- maintenance of Contract owner records;

- Contract owner services;

- calculation of unit values;

- maintenance of the Variable Account; and

- preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS
If you use the Contract within a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS

Foley & Lardner, Washington, D.C., has advised Allstate on certain federal securities law matters. All matters of state insurance law pertaining to the Contracts, including the validity of the Contracts and Allstate's right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate.

TAXES
-------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract owner is a living person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate is considered the owner of the Variable Account assets for federal income tax purposes.

NON-LIVING OWNERS. As a general rule, annuity contracts owned by non-living persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-living persons.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

- made on or after the date the individual attains age 59 1/2,

- made to a beneficiary after the Contract owner's death,

- attributable to the Contract owner being disabled, or

- for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

PARTIAL COMMUTATION OF ANNUITY PAYMENTS. The Federal tax treatment of Income Plans is unclear in some respects. As a result, it is possible that a greater or lesser portion of payments may be included in your taxable income than described above or that we plan to report to the Internal Revenue Service. The tax law is also unclear regarding the portion of any additional withdrawal received after the Payout Start Date that is taxable, and thus it is also possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-living person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract owner attains age 59 1/2;

2. made as a result of the Contract owner's death or disability;

3. made in substantially equal periodic payments over the Contract owner's life or life expectancy,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applies. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. Allstate believes such modifications WOULD violate the substantially equal periodic payments and immediate annuity exceptions to the 10% penalty tax. Similar treatment may apply to additional withdrawals or other modifications of the payment stream from Qualified Contracts. You should consult a competent tax advisor prior to taking a withdrawal.


AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Allstate (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

TAX QUALIFIED CONTRACTS
Contracts may be used as investments with certain qualified plans such as:

- Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

- Roth IRAs under Section 408A of the Code;

- Simplified Employee Pension Plans under Section 408(k) of the Code;

- Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

- Tax Sheltered Annuities under Section 403(b) of the Code;

- Corporate and Self Employed Pension and Profit Sharing Plans; and

- State and Local Government and Tax-Exempt Organization Deferred Compensation Plans.

The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Allstate reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract. Generally, qualified plans require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the contract. NOT ALL INCOME PLANS OFFERED UNDER THIS ANNUITY CONTRACT SATISFY THE REQUIREMENTS FOR MINIMUM DISTRIBUTIONS. Please see a competent tax advisor to make sure the qualified plan distribution requirements for this annuity are satisfied. The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA.

THE DEATH BENEFIT AND QUALIFIED CONRACTS. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit from being provided under the Contracts when we issue the Contracts as Traditional IRAs, Roth IRAs or SIMPLE IRAs. However, the law is unclear and it is possible that the presence of the Death Benefit under a Contract issued as a Traditional IRA, Roth IRA or SIMPLE IRAs could result in increased taxes to the owner.

It is also possible that the Death Benefit could be characterized as an incidental Death Benefit. If the Death Benefit were so characterized, this could result in currently taxable income to a Contract owner. In addition, there are limitations on the amount of incidental Death Benefits that may be provided under qualified plans, such as in connection with a 403(b) plan. Even if the Death Benefit under the Contract were characterized as an incidental Death Benefit, it is unlikely to violate those limits unless the Contract owner also purchases a life insurance contract in connection with such plan.


RESTRICTIONS UNDER SECTION 403(B) PLANS. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

1. on or after the date the employee

- attains age 59 1/2,

- separates from service,

- dies,

- becomes disabled, or

2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the Contract Value to another 403(b) plan.

INCOME TAX WITHHOLDING
Allstate is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or over the life (joint lives) of the participant (and beneficiary).

Allstate may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.


EXPERTS
The financial statements of Allstate as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedule, incorporated herein by reference, have been audited by [_________], independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2000 and for each of the periods in the two year period then ended incorporated herein by reference, have been audited by [__________], independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PERFORMANCE INFORMATION
-------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.


STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
-------------------------------------------------------------------

Description

----------------------------------------------------------------------------
   Additions, Deletions or Substitutions of Investments
----------------------------------------------------------------------------
   The Contract
----------------------------------------------------------------------------
      Purchases of Contracts
----------------------------------------------------------------------------
      Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
----------------------------------------------------------------------------
   Performance Information
----------------------------------------------------------------------------
      Standardized Total Returns
----------------------------------------------------------------------------
      Non-standardized Total Returns
----------------------------------------------------------------------------
      Adjusted Historical Total Returns
----------------------------------------------------------------------------
   Calculation of Accumulation Unit Values
----------------------------------------------------------------------------
   Calculation of Variable Income Payments
----------------------------------------------------------------------------
   Calculation of Annuity Unit Values
----------------------------------------------------------------------------
   General Matters
----------------------------------------------------------------------------
      Incontestability
----------------------------------------------------------------------------
      Settlements
----------------------------------------------------------------------------
      Safekeeping of the Variable Account's Assets
----------------------------------------------------------------------------
      Premium Taxes
----------------------------------------------------------------------------
      Tax Reserves
----------------------------------------------------------------------------
   Federal Tax Matters
----------------------------------------------------------------------------
   Qualified Plans
----------------------------------------------------------------------------
   Experts
----------------------------------------------------------------------------
   Financial Statements
----------------------------------------------------------------------------


                         ------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

Allstate Life Insurance Company             Statement of Additional Information
Allstate Financial Advisors Separate Account I             Dated ______, 2001
P.O. Box 80469
Lincoln, NE 68501-0469
1 (800) 366-1411, ext. 17500

This Statement of Additional Information supplements the information in the prospectus for the Allstate Financial Personal Retirement Manager Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated ________, 2001, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Contracts.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
-------------------------------------------------------------------

Description                                                                Page

----------------------------------------------------------------------------
   Additions, Deletions or Substitutions of Investments
----------------------------------------------------------------------------
   The Contract
----------------------------------------------------------------------------
      Purchases of Contracts
----------------------------------------------------------------------------
      Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
----------------------------------------------------------------------------
   Performance Information
----------------------------------------------------------------------------
      Standardized Total Returns
----------------------------------------------------------------------------
      Non-standardized Total Returns
----------------------------------------------------------------------------
      Adjusted Historical Total Returns
----------------------------------------------------------------------------
   Calculation of Accumulation Unit Values
----------------------------------------------------------------------------
   Calculation of Variable Income Payments
----------------------------------------------------------------------------
   Calculation of Annuity Unit Values
----------------------------------------------------------------------------
   General Matters
----------------------------------------------------------------------------
      Incontestability
----------------------------------------------------------------------------
      Settlements
----------------------------------------------------------------------------
      Safekeeping of the Variable Account's Assets
----------------------------------------------------------------------------
      Premium Taxes
----------------------------------------------------------------------------
      Tax Reserves
----------------------------------------------------------------------------
   Federal Tax Matters
----------------------------------------------------------------------------
   Qualified Plans
----------------------------------------------------------------------------
   Experts
----------------------------------------------------------------------------
   Financial Statements
----------------------------------------------------------------------------

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual Portfolio if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, ALFS, Inc. ("ALFS"), distributes the Contracts. ALFS is an affiliate of Allstate. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

PERFORMANCE INFORMATION

The performance information will be filed by subsequent Pre-Effective Amendment.


CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Sub-account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A)  The sum of:

     (1) the net asset value per share of the mutual fund underlying the sub-account determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or capital gain distributions made by the mutual fund underlying the subaccount during the current Valuation Period.

(B) Divided by the net asset value per share of the mutual fund underlying the sub-account determined as of the end of the immediately preceding Valuation Period.

(C) The result is reduced by the Mortality and Expense Risk Charge corresponding to the portion of the 365-day year (366 days for a Leap Year) that is in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period. The assumed investment rate is an effective annual rate of 3%.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

Introduction

The following discussion is general and is not intended as tax advice. Allstate makes no guarantee regarding the tax treatment of any Contract or transaction involving a Contract. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation of Allstate Life Insurance Company

Allstate is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Variable Account is not an entity separate from Allstate, and its operations form a part of the Company. As a consequence, the Variable Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Tax Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under current federal tax law, Allstate believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Generally, reserves are amounts that Allstate is legally required to accumulate and maintain in order to meet future obligations under the Contracts. Allstate does not anticipate that it will incur any federal income tax liability attributable to the Variable Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Variable Account, then we may impose a charge against the Variable Account in order to make provision for such taxes.

Exceptions to the Non-Natural Owner Rule

Generally, Contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes, unless one of several exceptions apply. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the Contract for the benefit of a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for employees. Other exceptions to the non-natural owner rule are:

     (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent;

     (2)  certain qualified Contracts;

     (3) Contracts purchased by employers upon the termination of certain qualified plans;

     (4) certain Contracts used in connection with structured settlement agreements, and

     (5) Contracts purchased with a single premium when the annuity starting date is no later than a year from date of purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the Annuity Period.

IRS Required Distribution at Death Rules

To qualify as an annuity contract for federal income tax purposes, a nonqualified Contract must provide:

     (1) if any owner dies on or after the annuity start date, but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death;

     (2) if any owner dies prior to the annuity start date, the entire interest in the Contract must be distributed within five years after the date of the owner's death.

The five year requirement is satisfied if:

     (1) any portion of the owner's interest which is payable to a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary), and

     (2)  the distributions begin within one year of the owner's death.

If the owner's designated beneficiary is a surviving spouse, the Contract may be continued with the surviving spouse as the new owner. If the owner of the Contract is a non-natural person, the Annuitant is treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person is treated as the death of the owner.

Qualified Plans

-----------------------------------------------------------------------------
This Contract may be used with several types of qualified plans. The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Allstate reserves the right to limit the availability of the Contract for use with any of the qualified plans listed below. The tax rules applicable to participants in qualified plans vary according to the type of plan and the terms and conditions of the plan. Qualified plan participants, and owners, annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the qualified plan regardless of the terms of the contract.

Types of Qualified Plans

IRAS

Section 408 of the Code permits eligible individuals to contribute to an individual retirement plan known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a Death Benefit that equals the greater of the premiums paid or the Contract Value. The Contract provides a Death Benefit that in certain situations, may exceed the greater of the payments or the Contract Value. If the IRS treats the Death Benefit as violating the prohibition on investment in life insurance contracts, the Contract would not qualify as an IRA.

Roth IRAS

Section 408A of the Tax Code permits eligible individuals to make nondeductible contributions to an individual retirement plan known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed. In certain instances, distributions from Roth IRAs are excluded from gross income. Subject to certain limits, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is included in gross income, but is exempt from the 10% penalty tax on premature distributions.

Simplified Employee Pension Plans

Section 408(k) of the Tax Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs if certain criteria are met. Under these plans the employer may, within limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the contract in connection with such plans should seek competent advice.

Savings Incentive Match Plans for Employees (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Tax Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets, or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or non-elective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

Tax Sheltered Annuities

Section 403(b) of the Tax Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Tax Code) to have their employers purchase Contracts for them. Subject to certain limitations, a Section 403(b) plan allows an employer to exclude the purchase payments from the employees' gross income. A Contract used for a
Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after:

     -    the date the employee attains age 59 1/2,

     -    separates from service,

     -    dies,

     -    becomes disabled, or

     - on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship).

These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the contract value to another 403(b) plan.


Corporate and Self-Employed Pension and Profit Sharing Plans

Sections 401(a) and 403(a) of the Tax Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Tax Code permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of Contracts to provide benefits under the plans.


State and Local  Government and Tax Exempt  Organization  Deferred  Compensation
Plans

Section 457 of the Tax Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Employees with Contracts under the plan are considered general creditors of the employer. The employer, as owner of the Contract, has the sole right to the proceeds of the Contract. Generally, under the non-natural owner rules, Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan. However, all compensation deferred under a 457 plan must remain the sole property of the employer. As property of the employer, the assets of the plan are subject only to the claims of the employer's general creditors, until such time as the assets become available to the employee or a beneficiary.


EXPERTS

The financial statements of Allstate as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedule that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2000, and for each of the periods in the two years then ended that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 2000 and for each of the periods in the two years then ended, the financial statements of Allstate as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the related financial statement schedule and the accompanying Independent Auditors' Reports will be filed by subsequent
Pre-Effective amendment. The financial statements and financial statement schedule of Allstate should be considered only as bearing upon the ability of Allstate to meet its obligations under the Contracts.

                                     Part C

                                Other Information

24A. Financial Statements

All required financial statements are included in Part B of this Registration Statement.

24B. Exhibits

The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I (Previously filed in Registrant's Form N-4 Initial Registration Statement (File No. 333-77605) dated May 3, 1999.)

(2)  Not Applicable.

(3) Underwriting Agreement among Allstate Life Insurance Company, Allstate Financial Advisors Separate Account I, and ALFS, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement of Allstate Financial Advisors Separate Account I (File No. 333-77605) dated July 8, 1999.)


(4) Form  of  Contract filed herewith.

(5) Form of Application for a  Contract filed herewith.

(6)(a) Articles of Incorporation of Allstate Life Insurance Company(Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement (File No. 333-77605)dated April 24, 2001.)

     (b) By-Laws of Allstate Life Insurance Company(Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement (File No. 333-77605)dated April 24, 2001.)


(7)  Not applicable.

(8)(a) Form of Participation Agreement among AIM Variable Insurance Funds, AIM Distributors, and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (b)  Form  of   Participation   Agreement   among   Fidelity   Distributors
     Corporation, Variable Insurance Products Fund, and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (c) Form of Participation Agreement among Janus Aspen Series and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (d) Form of Participation Agreement among Lazard Asset Management, Lazard Retirement Series, Inc. and Allstate Life Insurance, ALFS and Allstate Financial Advisors Separate Account I.*

     (e) Form of Participation Agreement among LSA Variable Series Trust, LSA Asset Management LLC and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (f) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (g) Form of Participation Agreement among Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc. and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (h) Form of Participation Agreement among OCC Accumulation Trust, OCC Distributors and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (i) Form of Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (j) Form of Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (k) Form of Participation Agreement among Putnam Variable Turst, Putnam Mutual Funds Corp. and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (l) Form of Participation Agreement among Rydex Variable Trust, Rydex Distributors, Inc. and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (m) Form of Participation Agreement among Solomon Brothers Asset Management, Inc., Solomon Brothers Variable Series Funds, Inc. and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*

     (n) Form of Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc. and Allstate Life Insurance Company, ALFS and Allstate Financial Advisors Separate Account I.*


(9) Opinion of Michael J. Velotta, Senior Vice President, Secretary and General Counsel of Allstate Life Insurance Company filed herewith.

(10)(a) Independent Auditors' Consent*
    (b) Consent of Foley & Lardner*

(11) Not applicable.

(12) Not applicable.

(13) Performance Data Calculations.*

(14) Not applicable.

(15) Powers of Attorney for Marla G. Friedman, John C. Lounds, Casey J. Sylla, Samuel H. Pilch, John L. Carl, Richard I. Cohen, Margaret G. Dyer, Edward
     M. Liddy, J. Kevin McCarthy, Robert W. Pike and Thomas J. Wilson, II, Michael J. Velotta, Steven C. Verney and C. Richard Morehead filed herewith.


* To be filed by subsequent Pre-Effective Amendment.


25.  Directors And Officers Of The Depositor



Name and Principal                          Position and Office with
Business Address                            Depositor of the Account


Thomas J. Wilson, II                        Director, President and Chairman of the
                                              Board (Principal Executive Officer)
Michael J. Velotta                          Director, Senior Vice President,
                                              Secretary and General Counsel
John L. Carl                                Director
Richard I. Cohen                            Director
Margaret G. Dyer                            Director and Senior Vice President
Marla G. Friedman                           Director and Senior Vice President
Edward M. Liddy                             Director
C. Richard Morehead                         Director
J. Kevin McCarthy                           Director and Senior Vice President
John C. Lounds                              Director and Senior Vice President
Robert W. Pike                              Director
Kevin R. Slawin                             Director and Senior Vice President
Casey J. Sylla                              Director and Chief Investment Officer
Steven C. Verney                            Director and Vice President
                                             (Principal Financial Officer)
B. Eugene Wraith                            Vice President
Richard L. Baker                            Vice President
Patricia Coffey                             Vice President
Karen C. Gardner                            Vice President
Dennis Gomez                                Vice President
John R. Hunter                              Vice President
Mary J. McGinn                              Vice President and Assistant Secretary
William H. Monie                            Vice President
Harold Maude, Jr.                           Vice President
Samuel H. Pilch                             Controller and Vice President
                                              (Principal Accounting Officer)
James P. Zils                               Treasurer
Barry S. Paul                               Assistant Vice President and Assistant Treasurer
Patricia W. Wilson                          Assistant Vice President, Assistant
                                            Secretary and Assistant Treasurer
Denis Bailey                                Assistant Vice President
D. Steven Boger                             Assistant Vice President
Lisa Cochrane                               Assistant Vice President
Errol Cramer                                Assistant Vice President and Corporate Actuary
Lawrence W. Dahl                            Assistant Vice President
Sarah R. Donahue                            Assistant Vice President
Teresa G. Logue                             Assistant Vice President
Thomas W. Evans                             Assistant Vice President
Greg P. Farley                              Assistant Vice President
Lisa J. Flanary                             Assistant Vice President
Douglas F. Gaer                             Assistant Vice President
Brent H. Hamann                             Assistant Vice President
John Hershberger                            Assistant Vice President
Ronald Johnson                              Assistant Vice President
Robert Park                                 Assistant Vice President
Robert A. Shore                             Assistant Vice President
Linda L. Shumilas                           Assistant Vice President
J. Scott Taylor                             Assistant Vice President
Robert E. Transon                           Assistant Vice President
Timothy N. Vander Pas                       Assistant Vice President
Richard Zaharias                            Assistant Vice President
Laura R. Zimmerman                          Assistant Vice President
Joanne M. Derrig                            Assistant Vice President, Assistant
                                             Secretary and Assistant General Counsel
Paul N. Kierig                              Assistant Secretary
Susan L. Lees                               Assistant Secretary

*The principal business address of Mr. Morehead and Mr. Monie is 1776 American Heritage Drive, Jacksonville, Florida 32224. The principal business address of Mr. Wraith, Mr. Dahl and Mr. Gaer is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal business address for Mr. Bailey is 5343 North 16th Street, Phoenix, Arizona 85016. The principal business address for Mr. Slawin is 6 Parkway North, Deerfield, Illinois 60015. The principal business address of the remaining officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.


26.  Persons Controlled by or under Common Control with Depositor or Registrant

Information in response to this item is incorporated by reference to the Form 10-K Annual Report of The Allstate Corporation, File #1-11840 (March 26, 2001).

27.  Number of Contract Owners.

As of June 29, 2001, there were no nonqualified contracts and no qualified contracts.

28.  Indemnification

The by-laws of Allstate Life Insurance Company (Depositor) provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A.  Relationship Of Principal Underwriter To Other Investment Companies

The Fund's principal underwriter, ALFS, Inc., currently acts as a principal underwriter, depositor, sponsor, or investment adviser for the following entities:

       Allstate Financial Advisors Separate Account I
       Allstate Life Insurance Separate Account A
       Allstate Life of New York Separate Account A
       Glenbrook Life and Annuity Company Separate Account A
       Glenbrook Life and Annuity Company Variable Annuity Account Glenbrook Life and Annuity Variable Account
       Glenbrook Life Discover Variable Account A
       Glenbrook Life Variable Life Separate Account A
       Glenbrook Life Multi-Manager Variable Account
       Glenbrook Life Scudder Variable Account A
       Glenbrook Life AIM Variable Separate Account A
       Lincoln Benefit Life Variable Annuity Account
       Lincoln Benefit Life Variable Account
       Charter National Variable Annuity Account
       Charter National Variable Account
       Intramerica Variable Annuity Account


29B.    Principal Underwriter

Following are the names, business addresses, positions, and offices of each director, officer or partner of the principal underwriter:



Name and Principal Business                 Positions and Offices
Address of Each Such Person                 with Underwriter

John R. Hunter                              Director, President and Chief Executive Officer
Kevin R. Slawin                             Director
Michael J. Velotta                          Director and Secretary
Thomas J. Wilson, II                        Director
Marion Goll                                 Vice President, Controller and Treasurer
Brent H. Hamann                             Vice President
Andrea J. Schur                             Vice President
James P. Zils                               Assistant Treasurer
Lisa A. Burnell                             Assistant Vice President and Compliance Officer
Joanne M. Derrig                            Assistant Secretary and Assistant General Counsel
Carol S. Watson                             Assistant Secretary
Susan L. Lees                               Assistant Secretary
Barry S. Paul                               Assistant Treasurer

*The principal business address of Ms. Watson is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal address of the other foregoing officers and directors of ALFS, Inc. is 3100 Sanders Road, Northbrook, Illinois 60062.


29C.     Compensation of Principal Underwriter


          Underwriter compensation during fiscal year ended December 31, 2000:


               (1)                             (2)                     (3)                 (4)                   (5)
                                         NET UNDERWRITING           REDEMPTION         COMPENSATION ON         BROKERAGE
NAME OF PRINCIPAL UNDERWRITER           DISCOUNTS AND COMMISSIONS                         COMMISSION         COMPENSATION

ALFS, Inc.                                    None                    None                  None                None



30.  Location of Accounts And Records

The Depositor, Allstate Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The Distributor, ALFS, Inc., is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  Management Services

None.

32.  Undertakings

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  Representations Pursuant To Section 403(B) Of The Internal Revenue Code

The Company represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

34.  Representation Regarding Contract Expenses

Allstate Life Insurance Company ("Allstate Life") represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life under the Contracts. Allstate Life bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.

                                   Signatures

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant, Allstate Financial Advisors Separate Account I, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Township of Northfield, State of Illinois, on the 29th day of June, 2001.

                         By: Allstate Financial Advisors
                               Separate Account I
                                  (Registrant)

                       By: Allstate Life Insurance Company
                                   (Depositor)

                            By: /s/Michael J. Velotta
                                ----------------------
                               Michael J. Velotta
                                 Senior Vice President, Secretary and
                                 General Counsel


As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company on the 29th day of June, 2001.


*/THOMAS J. WILSON, II             President, Director and Chairman of the Board
Thomas J. Wilson, II               (Principal Executive Officer)

/s/MICHAEL J. VELOTTA              Senior Vice President, Secretary, General
Michael J. Velotta                 Counsel and Director

*/STEVEN C. VERNEY                 Director and Vice President
Steven C. Verney                    (Principal Financial Officer)

*/JOHN L. CARL                     Director
John L. Carl

*/RICHARD I. COHEN                 Director
Richard I. Cohen

*/EDWARD M. LIDDY                  Director
Edward M. Liddy

*/KEVIN MCCARTHY                   Senior Vice President and Director
Kevin McCarthy

*/C. RICHARD MOREHEAD              Director
C. Richard Morehead

*/KEVIN R. SLAWIN                  Senior Vice President and Director
Kevin R. Slawin

*/CASEY J. SYLLA                   Chief Investment Officer and Director
Casey J. Sylla

*/SAMUEL H. PILCH                  Controller and Vice President
Samuel H. Pilch                    (Principal Accounting Officer)

*/MARLA G. FRIEDMAN                Senior Vice President and Director
Marla G. Friedman

*/JOHN C. LOUNDS                   Senior Vice President and Director
John C. Lounds

*/MARGARET G. DYER                 Senior Vice President and Director
Margaret G. Dyer

*/ROBERT W. PIKE                   Director
Robert W. Pike

*/ By Michael J. Velotta, pursuant to Powers of Attorney filed herewith.

                                  Exhibit Index


Exhibit                    Description

(4)  Form of Contract

(5)  Form of Application for a Contract

(9)  Opinion and Consent of Michael J. Velotta

(15) Powers of Attorney for Marla G. Friedman, John C. Lounds, Casey J. Sylla, Samuel H. Pilch, John L. Carl, Richard I. Cohen, Margaret G. Dyer, Edward
     M. Liddy, J. Kevin McCarthy,  Robert W. Pike, Thomas J. Wilson, II, Michael
     J. Velotta, Steven C. Verney, Kevin R. Slawin and C. Richard Morehead filed herewith.